Volcano Corporation
2870 Kilgore Road
Rancho Cordova, California 95670
May 22, 2006
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Attn.:	Peggy Fisher, Assistant Director Eduardo Aleman, Staff Attorney Michele Gohlke Thomas Dyer
Mail Stop 60-10
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Volcano Corporation
File No. 333-132678
Dear Ms. Fisher, Mr. Aleman, Ms. Gohlke and Mr. Dyer:
     We are submitting this letter to the Staff of the Securities and Exchange Commission (the “Staff”) to communicate to you the price range of our initial public offering (“IPO”), as approved by our board of directors. This letter includes analysis regarding issues related to the price range. As we have discussed with Mr. Dyer, we would appreciate the opportunity to discuss this letter and any other issues presented by the price range prior to submitting Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). We anticipate submitting Amendment No. 2 on Wednesday, May 24, 2006. Concurrently with that submission, we will be responding to the comments of the Staff set forth in the letter dated May 18, 2006, relating to the filing of Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”).
     We respectfully advise the Staff that the IPO offering price range that has been approved by our board of directors is $9.00 to $11.00 per share, subject to the impact of a proposed proportionate reverse stock-split. The effect of such stock-split will be reflected in Amendment No. 2. We are providing the Staff with the following discussion and analysis regarding the process we used to estimate the fair value of our common stock for the purpose of recording stock compensation expense.
Background
     The fair value of the common stock for options granted through March 31, 2005 was originally determined by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead, we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and are accredited venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there

Securities and Exchange Commission
May 22, 2006

was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred and common stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, key milestones achieved in our business including forecasted revenues and cash flows, product development and market acceptance, our financial condition, equity market conditions, and the likelihood of continuing as a going concern. Based on these factors, we granted options for the period from January 1, 2004 through March 31, 2005 at exercise prices ranging from $0.30 to $1.50.
     Subsequent to March 31, 2005 we reassessed the valuations of our common stock relating to options granted beginning with the 2004 fiscal year. As part of this reassessment, our board of directors obtained retrospective valuations prepared by management, which management believes follows substantially the same methodology used by valuation specialists as outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issues as Compensation. Based on these retrospective valuations, the fair value of the common stock underlying options granted in the period from January 1, 2004 through March 31, 2005 was determined to be from $0.75 to $4.60. In addition to the factors discussed above which our board of directors considered in determining the estimated fair value of our common stock, they also considered the market release of a new IVUS catheter in early 2004, the sale of our Series C Preferred Stock to accredited investors in early 2005, the expansion of our Japanese distribution channel in early 2005 and the potential impact that liquidity events would have on us such as an initial public offering, a merger or sale with another company, or the forced liquidation of our company.
     The procedures performed as part of the retrospective valuations for determining the fair value of our common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of us at specific stock option grant dates.
     After estimating our average value based on the market multiple and income approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock was estimated based upon an analysis of values assuming various outcomes, such as an initial public offering, merger or sale, forced liquidation, and remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.
     Since April 2005, our board of directors has obtained contemporaneous valuations prepared by management which follow the same procedures as those used in the retrospective valuations described above. In addition to the factors discussed above, our board of directors considered specific business milestones associated with each period in which stock-based awards were granted. A chronology of some of the more significant milestones is provided below.

Securities and Exchange Commission
May 22, 2006

     The following table shows information concerning all options granted during the period January 1, 2004 through March 31, 2006:

				Fair Value of
		Number of	Option	Common
		Options	Exercise	Stock on	Intrinsic Value
Grant Date		Granted	Price	Grant Date	Per Share

2004 Grants:
	January 2004	140,000	$0.30	$0.75	$0.45
	March 2004	125,000	0.30	0.75	0.45
	June 2004	62,500	0.30	1.35	1.05
	July 2004	526,145	0.30	2.50	2.20
	October 2004	80,000	0.30	3.65	3.35
	November 2004	45,000	0.30	3.65	3.35
	December 2004	250,000	0.30	3.65	3.35
	December 2004	112,000	0.75	3.65	2.90

	Total	1,340,645

2005 Grants:
	January 2005	168,802	$0.75	$4.60	$3.85
	January 2005	129,325	1.50	4.60	3.10
	April 2005	215,000	5.25	5.25	—
	June 2005	99,500	5.25	5.25	—
	July 2005	999,500	5.90	5.90	—
	October 2005	297,300	7.60	7.60	—

	Total	1,909,427

2006 Grants:
	February 2006	159,947	$9.60	$9.60	$—
	May 2006	100,500	9.60	9.60	—

	Total	260,447

Chronology of Business Events Considered in Estimating the Fair Value of Our Common Stock During 2005 and the First Quarter of 2006:
•	February 2005: Series C Preferred Stock issued at $5.77 per share to unrelated financial investors. Our preferred stock has characteristics preferential to our common stock.

•	First quarter of 2005: Our Japanese distribution channel was expanded by adding our IVUS product line of products into the list of products distributed by Goodman Company Ltd.

•	April 2005: We introduced VH functionality for our IVG console.

Securities and Exchange Commission
May 22, 2006

•	October 2005: Initial discussions held with potential investment bankers concerning a possible initial public offering of our common stock.

•	October 2005: The Securities and Exchange Commission notified us that it did not object (i) to our conclusion that the JOMED Business does not constitute the predecessor of ours for purposes of Rules 3-01 and 3-02 of Regulation S-X and (ii) to the inclusion of the acquired assets, liabilities and results of operations of the JOMED Business in our audited post-acquisition consolidated financial statements for periods totaling in excess of 29 months. This event removed a significant uncertainty regarding when, and if, we could file a Registration Statement on Form S-1 that complied with the provisions of Regulations S-X and S-K.

•	November 2005: Two independent persons were added to our board of directors. Each purchased shares of our common stock at a negotiated price of $7.60 per share.

•	December 2005: Our board of directors selected the investment bankers to assist us in our IPO objectives.

•	March 2006: Preliminary valuation estimates provided by our investment bankers resulting in a pre-money valuation of approximately $325 million (approximately $10/share).

•	March 24, 2006: We filed our Registration Statement on Form S-1.

•	April 2006: Our s5 VH console platform was released to the market.

•	May 5, 2006: We filed Amendment No. 1 to our Registration Statement on Form S-1.

•	May 2006: We intend to file Amendment No. 2 of its Registration Statement on Form S-1 with an estimated offering price range of $9.00 to $11.00 per share.
Conclusion
The determination of the fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impacted the amount of deferred stock-based compensation recorded under APB No. 25 and SFAS No. 123(R). We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that the results are consistent with the offering price range we are estimating for the proposed IPO.

Securities and Exchange Commission
May 22, 2006

     We respectfully request the Staff’s assistance in completing the review of the foregoing analysis of the impact of the price range as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this analysis to me at (916) 281-2640.
Sincerely,
Volcano Corporation

    /s/ John T. Dahldorf
By: John T. Dahldorf
Its: Chief Financial Officer

cc:     R. Scott Huennekens
         Michael Sanders, Esq.
         Dale S. Freeman, Esq.
         Steven G. Rowles, Esq.
         Keith Flodin